UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated May 12, 2015 titled “GeoPark announces reporting date for first quarter 2015 financial results conference call and webcast”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES REPORTING DATE FOR FIRST QUARTER 2015 FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

Santiago, Chile – May 12, 2015 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, will report its first quarter 2015 financial results on Tuesday, May 19, 2015.

In conjunction with the first quarter results press release, GeoPark’s management will host a conference call on Wednesday, May 20, 2015 at 10:00 am (Eastern Time) to discuss these first quarter 2015 financial results.

Participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com or to listen at www.investorcalendar.com/event/174027.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 877-407-8035
International Participants: +1 201-689-8035
Passcode: GeoPark

The conference call will also be simultaneously broadcast live over the Internet via webcast. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:
Pablo Ducci – Director Capital Markets
Santiago, Chile
E: pducci@geo-park.com
T: +562 2242 9600

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1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 12, 2015